AMENDMENT TO MASTER SERVICES AGREEMENT

This Amendment, effective as of January 1, 2020, amends the Master Services Agreement, dated as of June 1, 2019 (the “Agreement”) by and between Ultimus Fund Solutions, LLC, an Ohio limited liability company (“Ultimus”), and Spirit of America Investment Fund, Inc., a Maryland corporation (the “Company”) on behalf of the Funds listed on Schedule A of the Agreement.

In consideration of the premises and the mutual covenants and agreements herein set forth, the parties hereto agree as follows:

1.	Amendments.

(a)       Subsection 4.4 of the Agreement is revised to read as follows: “[t]he cost of obtaining secondary security market quotes and other securities data”.

(b)       The Fund Accounting and Fund Administration Fee Letter to the Agreement (the “FAA Fee Letter”) is revised to delete the phrase “security pricing fees” from Footnote [i] of Subsection 1.1 – “Base Fees”.

(c)       The FAA Fee Letter is revised by inserting the following Subsection 1.5 – “Securities Pricing Fees” immediately after Subsection 1.4:

1.5       Securities Pricing Fees:

The charges for primary securities/commodity price quotes are determined by Ultimus’ cost of obtaining such quotes and, therefore, are subject to change, irrespective of any other provision in this Fee Letter. Current charges (presented as per security/per day unless otherwise noted) are as follows:

Canadian and Domestic Equities	$[REDACTED]
International Equity (Non-Fair Value)	$
International Equity (Fair Value)	$
Options	$
Futures (Listed)	$
Corporate Bonds, MBS Bonds, MBS ARMs, & Money Markets	$
Government/Agency	$
Floating Rate MTN	$
Municipal Bonds	$
High Yield Corporate Bonds & High Yield Municipal Bonds	$
International Bond	$
ABS & ABS Home Equity	$
CMO Non-Agency Whole Loan ARMs, CMOs, & CMO Other ARMs	$
CMBS	$
CDO & CLO	$
Leverage Loans/Bank loans [monthly]	$
Exchange Rates - Spot and Forwards	$

Other Securities/Complex, Hard-to-Value	Market
Manual Pricing Inputs/Advisor Provided	$[] per month up to 10 manual inputs
Controlled Foreign Corporation (CFC)	$[]/month/CFC

(d)       Subsection 2.1 of the FAA Fee Letter is revised to read as follows: “[i]n addition to the above fees, each Fund will reimburse Ultimus for the costs of the portfolio-price-quotation services utilized by such Fund for secondary security market quotes.”

2.	Miscellaneous.

(a)       Except as hereby amended, the Agreement shall remain in full force and effect. If there is a conflict between this Amendment and the Agreement, the terms of this Amendment will prevail.

(b)       This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each party hereto has caused this Amendment to be executed by its duly authorized officer as of the date and year first above written.

SPIRIT OF AMERICA INVESTMENT FUND, INC.		ULTIMUS FUND SOLUTIONS, LLC

By:	/s/ Joseph C. Pickard	By:	/s/ David K. James
Name:	Joseph C. Pickard	Name:	David K. James
Title:	Chief Compliance Officer	Title:	Executive Vice President and Chief Legal and Risk Officer

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